Table of Contents
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	3
4.	Foreign exchange	9
5.	Non-GAAP and other financial measures	10
6.	Consolidated results	12
7.	Results by segment	15
8.	Consolidated cash movements and liquidity	23
9.	Consolidated financial position	24
10.	Changes in accounting policies	26
11.	Controls and procedures	29
12.	Selected quarterly financial information	30
Consolidated Interim Financial Statements
Consolidated statement of financial position		31
Consolidated income statement		32
Consolidated statement of comprehensive income		33
Consolidated statement of changes in equity		34
Consolidated statement of cash flows		35
Notes to the Consolidated Interim Financial Statements (Unaudited)
Note 1 – Nature of operations and summary of significant accounting policies		36
Note 2 – Changes in accounting policies		37
Note 3 – Accounts receivable		40
Note 4 – Finance expense – net		41
Note 5 – Government assistance		41
Note 6 – Earnings per share and dividends		42
Note 7 – Employee compensation		42
Note 8 – Other gains – net		42
Note 9 – Restructuring, integration and acquisition costs		43
Note 10 – Supplementary cash flows and income information		43
Note 11 – Fair value of financial instruments		43
Note 12 – Operating segments and geographic information		46
Note 13 – Related party transactions		49

Management’s Discussion and Analysis

for the three months ended June 30, 2013

1.     HIGHLIGHTS

RESTATEMENT OF COMPARATIVES

Effective April 1, 2013, we implemented the new IFRS 11, Joint Arrangements and the amended IAS 19, Employee Benefits. Certain comparative figures provided for each quarter of the year ended March 31, 2013 have been restated to reflect the adoption of these accounting standards. The adjustments to our consolidated statements of financial position, net income, comprehensive income and cash flows as a result of the changes are discussed further in Changes in accounting policies.

FINANCIAL

FIRST QUARTER OF FISCAL 2014

Revenue lower compared to last quarter and higher over the first quarter of fiscal 2013

-     Consolidated revenue was $530.4 million this quarter, $35.2 million or 6% lower than last quarter and $68.2 million or 15% higher than the first quarter of fiscal 2013.

Higher net income attributable to equity holders of the Company compared to last quarter and compared to the first quarter of fiscal 2013

-     Net income attributable to equity holders of the Company was $45.6 million (or $0.18 per share) this quarter, compared to $43.1 million (or $0.17 per share) last quarter, representing an increase of $2.5 million or 6%, and compared to $21.5 million (or $0.08 per share) in the first quarter of fiscal 2013, representing an increase of $24.1 million or 112%;

-     Restructuring, integration and acquisition costs of $13.8 million ($10.2 million after tax) were recorded last quarter and
$32.0 million ($25.4 million after tax) were recorded in the first quarter of fiscal 2013. Excluding such costs, net income attributable to equity holders of the Company was $53.3 million (or $0.21 per share) last quarter and $46.9 million (or $0.18 per share) in the first quarter of fiscal 2013.

Free cash flow[1] at negative $11.5 million this quarter

-     Free cash flow of negative $11.5 million this quarter is composed of net cash provided by operating activities of $16.6 million, reduced by other assets expenditures, dividends paid and maintenance capital expenditures of $12.9 million, $10.2 million and $7.2 million respectively and increased by proceeds from the disposal of property, plant and equipment of $1.7 million and net proceeds from equity accounted investees of $0.5 million;

-     Net cash provided by operations was positive $16.6 million this quarter, compared to positive $113.7 million last quarter and negative $82.3 million in the first quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $20.1 million this quarter, $9.8 million last quarter, and $15.1 million in the first quarter of last year;

-     Cash dividends were $10.2 million this quarter, $10.2 million last quarter and $8.2 million in the first quarter of last year.

Capital employed1 increased by $173.5 million over last quarter

-     Non-cash working capital1 decreased by $47.2 million, ending at $164.6 million;

-     Property, plant and equipment increased by $38.0 million;

-     Other long-term assets increased by $180.1 million, while other long-term liabilities decreased by $2.6 million;

-     Net debt1 ended at $897.8 million this quarter compared to $813.4 million last quarter.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 0.94x (combined civil was 1.04x, combined military was 0.77x and New Core Markets was 1.00x). The ratio for the last 12 months was 1.09x (combined civil was 1.19x, combined military was 0.95x and New Core Markets was 1.00x);

-    Total order intake was $496.8 million, compared to $819.7 million last quarter and $352.6 million in the first quarter of fiscal 2013;

-    Total backlog1 was $3,714.5 million as at June 30, 2013.

Civil segments

-    Training & Services/Civil obtained contracts with an expected value of $146.8 million;

-    Simulation Products/Civil won $166.7 million of orders, including contracts for 15 full-flight simulators (FFSs).

Military segments

-    Simulation Products/Military won $113.1 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $40.4 million.

New Core Markets segment

-    New Core Markets order intake was valued at $29.8 million.

[1] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2014 | 1

Management’s Discussion and Analysis

OTHER

-     In June 2013, we announced the appointment of Nick Leontidis, replacing Jeff Roberts, as Group President, Civil Simulation Products, Training and Services of CAE Inc.

-     In June 2013, we renewed our collective bargaining agreement for a period of five years.

2.   INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and  2014 mean  the fiscal year ending March 31, 2014;

-    Last year, prior year and  a year ago mean the fiscal year ended March 31, 2013;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of August 8, 2013, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2013. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2014. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2013, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2013. The MD&A section of our 2013 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com  or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should  and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2013 annual report.

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Management’s Discussion and Analysis

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We also  leverage  our simulation capabilities in healthcare and mining markets. We are globally diversified with approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries, including our joint venture operations. In fiscal 2013, we had annual revenue exceeding $2.0  billion, 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in more than 45 locations worldwide where we train approximately 100,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, ab initio (cadet) pilot training, aircraft crew sourcing and integrated enterprise solutions.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on over 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency, provide superior decision-making capabilities and achieve mission readiness.

3.3      Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

-    The military market includes OEMs, government agencies and defence forces worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs;

-    The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

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Management’s Discussion and Analysis

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 230 FFSs, including FFSs operating in our joint ventures, and provide aviation training and services in training centres located in 29 countries around the world, including simulation-based pilot training services, crew sourcing services and ab initio training. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight school network in the world with 11 flight academies and a capacity for training up to 2,000 cadets annually. CAE Parc Aviation is the world’s largest aviation personnel sourcing organization with approximately 1,400 pilots, maintenance crew and other aviation professionals currently on assignment with airlines, aircraft OEM’s and leasing company customers around the world.

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Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning tools, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models including recent years’ development of simulators for the Airbus A350 XWB, AVIC
Medium-Sized Transport, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85 and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support and services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. Growth rates in certain large and established markets like Europe have been tempered by economic recession, while growth in emerging markets has  been outpacing this global average growth rate. In the U.S.,  airlines are in the process of renewing their aircraft fleets to modern, efficient aircraft. Taken together, the continued growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs and OEM production rates and to the announcement of new aircraft programs.

In the business and helicopter aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According  to the U.S. Federal Aviation Administration  (FAA), the number of business jet flights has remained stable in the past 12 months. The industry remains cautiously optimistic of further recovery and long-term growth in business aircraft travel, and consistent with this view, major business aircraft OEMs have announced new aircraft programs.

New entrants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share in part by consolidating existing civil simulation companies.

The following secular trends continue to form the basis of our civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs and delivery rates;

-    More efficient and technologically advanced aircraft platforms;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

For the first six months of calendar 2013, global passenger traffic increased by 4.8% compared to the first six months of calendar 2012. Emerging markets outperformed with passenger traffic in the Middle East growing at 11.7%, Asia/Pacific, Latin America and Europe growing at 6.1%, 6.0% and 3.4% respectively, while North America remained stable. Global commercial aircraft increased by 2.6% from June 2012 to June 2013, growing in Asia/Pacific, the Middle East and Latin America by 7.6%, 6.8% and 4.5% respectively, while decreasing slightly in Europe and North America. Over the past 20 years, air travel has grown at an average rate of 4.8% and this average is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these emerging markets for several decades and are positioned as the market leader with well-established operations, strategic partnerships or joint ventures in each of these regions.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of close to 12,000 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two-thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming off of OEMs’ production lines. U.S. legacy airlines have been taking steps to renew their aging aircraft fleets as seen through recent orders from United/Continental Airlines and American Airlines. North American airline SkyWest Airlines, European airlines such as Turkish Airlines, Lufthansa and Ryanair and Asian airlines such as Lion Air and Singapore Airlines have also placed large aircraft orders. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

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Management’s Discussion and Analysis

More efficient and technologically advanced aircraft platforms

More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft and the Global 7000/8000 aircraft, with ATR for the ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the MRJ aircraft, with Airbus for the A350 XWB aircraft, with AVIC for the
Medium-Sized Transport aircraft and COMAC for C919 aircraft. These contracts allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance cost, reduced fuel costs and improved emissions and environmental footprints. Airlines are actively seeking ways to reduce fuel costs and the operational risk against further fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include Bombardier’s Learjet 70, 75 and 85, Challenger 350 and Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools.

New pilot certification processes require more simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role internationally with the Multi-crew Pilot License (MPL), and with stall and upset prevention and recovery training. The International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. Today, there are approximately 50 nations that now have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe that are being used by certain  airlines. Globally for our industry, MPL is producing promising results and hundreds of MPL graduates are now flying successfully with their airline. As the MPL methodology continues to gain momentum, it will continue to result in increased use of simulation-based training.

Finally, the U.S. FAA published its final set of rules regarding new pilot certification and qualification requirements for Air carrier Operations on July 15th, 2013 requiring pilots to obtain an Airline Transport Pilot License (ATPL) and Type Rating. Pilots applying for an ATPL certificate will be required to complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, and high altitude operations. We believe these new requirements will lead to an increase in demand for training services.

MILITARY MARKET

We believe in the simulation-based solutions market, we are uniquely positioned in the current environment to be part of the solution for governments and defence forces to reduce  the cost of military readiness. Three important factors help distinguish our  defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence and security markets. Second, we have a strong, experienced position on enduring aircraft platforms serving both defence and humanitarian markets that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

We are a world leader in the design and production of military flight simulation equipment. We offer solutions to help maintain and enhance our customers’ safety, efficiency, mission readiness and decision-making capabilities. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries.

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Management’s Discussion and Analysis

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions

We provide turnkey training services and training systems integration expertise to global defence forces. We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training in over 80  sites around the world, a variety of modeling and simulation-based integrated enterprise solutions, and a range of in-service support solutions such as systems engineering and lifecycle management. We anticipate long-term training services to make up a growing percentage of our business in the future as governments and defence forces seek to reduce costs and derive efficiencies from sustainment operations.

Market trends and outlook

Government procurement delays continue to impact the timing of defence contract awards and our ability to grow revenue and income in the short term. From our perspective, the impediment to growth is not the size of the market, but rather the timing dynamics. U.S. budget sequestration took effect in March 2013, further exacerbating the already slow procurement processes. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. However, we maintain a portfolio of recurring business for which we have sized our operations. Despite budget challenges in some markets, we continue to bid on a solid pipeline of global opportunities and expect to continue winning our fair share of new business. While the United States and Europe are challenging markets, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. In addition, there are encouraging signs for our market specialization and we are confident that the use of simulation-based training will continue to increase in the future.

The following trends continue to drive the use of our simulation products and services in defence:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Relationships with OEMs as their simulation and training partner of choice;

-    Use of modeling and simulation for analysis and decision support;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The U.S. Air Force, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is one factor prompting a greater adoption of simulation-based training. Unlike civil aviation where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military, and the nature of mission-focused training demands at least some live training.

We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S.  Navy platforms could rise close to 50% by 2020 and the U.S. Air Force is performing significant upgrades to its fleet of KC-135 operational flight trainers, as well as acquiring new KC-135 boom operator weapon systems trainers. The intent is to increase the amount of synthetic training done by KC-135 tanker aircrews to help lower overall costs, extend the operational life of aircraft, and focus use of aircraft on operational requirements. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. We view CAE as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Relationships with OEMs as their simulation and training partner of choice

We partner with manufacturers in the defence market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139 and AW189. We have established relationships with each of the OEMs on these platforms. We also recently signed a memorandum of understanding to pursue working with General Atomics Aeronautical Systems, the world’s leading manufacturer of unmanned systems, on offering training solutions for GA-ASI’s Predator family of remotely piloted aircraft.

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Management’s Discussion and Analysis

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training and is increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei and see further opportunities to develop integrated modeling and simulation centres.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing  a variety of training services and we expect this trend to continue. Governments look to industry for the delivery of training services because they often can be delivered faster  and more cost effectively.

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), as well as new capabilities such as the CAE Dynamic Synthetic Environment (DSE), to better enable mission rehearsal and joint, networked training.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in healthcare, we are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres  becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

CAE Healthcare is a leader in simulation-based technology for healthcare with more than 8,000 deliveries of patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and a network of 45  distributors in 60 countries.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and practitioners to intervene with appropriate clinical measures. Our surgical simulators incorporate haptic technology that allows students and practitioners to acquire skills and practice in performing minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound solutions utilize e-learning, ultrasound training models, mannequins and 3D animated display that allow students and practitioners to become familiar with diagnostic bedside ultrasound and ultrasound-guided procedures. Our simulation learning applications can be embedded within hospital work environments or large teaching institutions, allowing remote delivery of content for self‑guided learning and assessment. Our medical simulation centre solutions simplify the operations behind managing complex simulation, assessment, recording and debriefing.

Market trends and outlook

The Healthcare simulation-based market is focused mainly on education, and is estimated upwards of $850 million. Of that, the largest share of the market is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next five years. Our vision is for CAE Healthcare to lead in the broad adoption of simulation-based training solutions for healthcare practitioners to improve patient safety, reduce overall training cost and ultimately save more lives.

Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System.” Medical simulators can help to reduce errors by fundamentally changing the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 850,000 active physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators to improve training and patient safety;

-    Increased adoption of minimally invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

8 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

Use of patient simulators to improve training and patient safety

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Human patient simulation provides an opportunity to reduce medical errors by providing opportunities to train for high-risk, low-frequency events.

Increased adoption of minimally invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or alternative surgical imaging. Due to the advantages of MIS, such as reduced patient trauma and shorter hospitalization periods, it has seen increased adoption in place of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques have established surgery as a leading driver for simulation technology training.

Advances in imaging technology applications in healthcare

Regulatory reform, the development of affordable technology-driven products and growing industry awareness have advanced the integration of imaging technology into healthcare. Increasing patient awareness of alternative technologies and procedures has helped to pressure insurers and providers to implement advanced imaging technologies. Bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) can immediately provide diagnostic information that is not accessible by a physical examination alone--provided that healthcare practitioners performing the examinations have adequate training.

Increase in healthcare costs

The growth and increasing cost of medical care is correlated to population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for healthcare services. Widespread adoption of advanced medical technologies and services could translate into higher demand for training. Experts have demonstrated that medical simulation improves patient outcomes and reduce errors, which can help to mitigate the rate of increase in healthcare costs.

Service provider shortages

The World Health Organization has reported that there were 57 countries with critical shortages equivalent to a global deficit of
2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Mexico, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Industry skills shortages;

-    Health and safety priority;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Operations management and control.

Industry skills shortages

Skill shortages in many regions are putting upward pressure on wages and project costs. Opportunities exist to improve skills for new and existing operators that will enable an increase in productivity. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

CAE First Quarter Report 2014 | 9

Management’s Discussion and Analysis

Declining grades and higher energy consumption resulting in increased cost of extraction

In the last 30 years, the average grade of ore bodies has halved, while the waste removed to access the minerals has more than doubled, resulting in higher energy use and cost of extraction. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Operations management and control

With increasing scale and complexity of operations, mining companies are seeking solutions for the real time oversight, coordination, decision-making and remote control of fixed and mobile assets. We are collaborating in global markets and providing mine operators with an opportunity to integrate our widely used mining systems with other operational management technologies.

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31
	2013	2013	Increase
U.S. dollar (US$ or USD)	1.05	1.02	3%
Euro (€ or EUR)	1.37	1.30	5%
British pound (£ or GBP)	1.60	1.54	4%

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31		June 30	Increase /
	2013	2013	Increase	2012	(decrease)
U.S. dollar (US$ or USD)	1.02	1.01	1%	1.01	1%
Euro (€ or EUR)	1.34	1.33	1%	1.30	3%
British pound (£ or GBP)	1.57	1.57	-	1.60	(2%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $4.2 million and an increase in net income of $0.2 million, when compared to the first quarter of fiscal 2013.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

10 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly the U.S. dollar and the Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

CAE First Quarter Report 2014 | 11

Management’s Discussion and Analysis

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs.

Joint venture backlog

Joint venture backlog is a non-GAAP measure that represents the expected value of our share of orders our joint ventures have received but have not yet executed.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding  net finance expense, income taxes, restructuring, integration and acquisition costs and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is a financial measure we use to show the total average number of FFSs available to generate earnings  during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

12 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS [2]

6.1      Results of our operations – first quarter of fiscal 2014

(amounts in millions, except per share amounts)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$530.4	565.6	500.9	506.5	462.2
Cost of sales		$382.9	406.6	360.8	370.7	312.3
Gross profit[2]		$147.5	159.0	140.1	135.8	149.9
As a % of revenue	%	27.8	28.1	28.0	26.8	32.4
Research and development expenses[2]		$17.5	18.0	13.9	14.3	13.9
Selling, general and administrative expenses		$75.3	65.5	65.7	66.1	67.2
Other gains – net		$(5.2)	(2.9)	(5.6)	(13.1)	(0.8)
After tax share in profit of equity accounted investees		$(2.9)	(2.3)	(7.1)	(5.0)	(5.7)
Restructuring, integration and acquisition costs		$-	13.8	13.4	9.5	32.0
Operating profit[2]		$62.8	66.9	59.8	64.0	43.3
As a % of revenue	%	11.8	11.8	11.9	12.6	9.4
Finance income		$(2.8)	(2.0)	(3.2)	(2.2)	(2.0)
Finance expense		$19.9	19.3	18.2	18.9	18.1
Finance expense – net		$17.1	17.3	15.0	16.7	16.1
Earnings before income taxes		$45.7	49.6	44.8	47.3	27.2
Income tax expense		$0.3	3.9	7.6	11.4	5.3
As a % of earnings before income taxes (income tax rate)%		1	8	17	24	19
Net income		$45.4	45.7	37.2	35.9	21.9
Attributable to:
Equity holders of the Company		$45.6	43.1	37.5	35.6	21.5
Non-controlling interests		$(0.2)	2.6	(0.3)	0.3	0.4
		$45.4	45.7	37.2	35.9	21.9
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.18	0.17	0.14	0.14	0.08

Revenue was 6% lower than last quarter and 15% higher than the first quarter of fiscal 2013

Revenue was $35.2 million lower than last quarter mainly because:

-     SP/C’s revenue decreased by $19.9 million, or 14%, mainly due to lower revenue recorded for sales of partially manufactured simulators this quarter;

-     SP/M’s revenue decreased by $15.3 million, or 10%, mainly due to lower revenue on Asian, Australian and European programs and lower activity from our IES products business, partially offset by higher revenue on North American programs;

-     TS/M’s revenue decreased by $3.0 million, or 5%, mainly due to lower activity from one of our helicopter training programs due to less available hours as a result of simulator upgrades performed during the quarter;

-     TS/C’s revenue increased by $2.2 million, stable compared to last quarter. The increase mainly attributable to an increase in our crew sourcing business and a stronger U.S. dollar and Euro against the Canadian dollar was mostly offset by a weaker demand and increased competition in North and South America;

-     NCM’s revenue increased by $0.8 million, or 3%, due to CAE Healthcare. Increased revenue from patient and surgical simulators was partially offset by lower revenue from centre management systems and courseware.

[2] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2014 | 13

Management’s Discussion and Analysis

Revenue was $68.2 million higher than the first quarter of fiscal 2013 largely because:

-     SP/C’s revenue increased by $33.0 million, or 36%, mainly due to higher production levels resulting from an increase in order intake;

-     TS/C’s revenue increased by $30.4 million, or 21%, mainly due to the integration into our results of OAA, acquired in May 2012, and a stronger Euro and U.S. dollar against the Canadian dollar. The increase was partially offset by lower demand and increased competition in Europe and North and South America;

-     NCM’s revenue increased by $3.7 million, or 14% due to CAE Healthcare. Increased revenue from ultrasound and surgical simulators and centre management systems was partially offset by lower revenue from patient simulators;

-     SP/M’s revenue increased by $0.9 million, stable compared to the first quarter of fiscal 2013. Increased revenue on North American and European programs was offset by lower activity from our IES products business;

-     TS/M’s revenue increased by $0.2 million, stable compared to the first quarter of fiscal 2013. Increased revenue on North American and European programs and higher activity from our IES services business was offset by lower activity from our helicopter training programs due to less available hours as a result of simulator upgrades performed during the quarter and to the creation of a joint venture in late fiscal 2013 now accounted for as an equity investee, whereas it was previously accounted for as a joint operation and proportionally consolidated.

You will find more details in Results by segment.

Operating profit was $4.1 million lower than last quarter and $19.5 million higher compared to the first quarter of fiscal 2013

Operating profit for this quarter was $62.8 million, or 11.8% of revenue, compared to $66.9 million, or 11.8% of revenue last quarter and $43.3 million or 9.4% of revenue in the first quarter of fiscal 2013. Excluding restructuring, integration and acquisition costs of $13.8 million recorded last quarter and $32.0 million recorded in the first quarter of fiscal 2013, operating profit would have been
$80.7 million and $75.3 million respectively for these quarters.

Segment operating income3 decreased by $17.9 million, or 22% compared to last quarter. Decreases in segment operating income were $7.4 million, $5.7 million, $2.9 million, $1.7 million and $0.2 million for TS/C, SP/C, SP/M, TS/M and NCM respectively.

Segment operating income decreased by $12.5 million, or 17% from the first quarter of fiscal 2013. Decreases in segment operating income of $12.0 million, $3.7 million and $0.4 million for TS/C, SP/M and TS/M respectively, were partially offset by increases of
$2.7 million for SP/C and $0.9 million for NCM.[3]

You will find more details in Results by segment.

Net finance expense was $0.2 million lower than last quarter and $1.0 million higher compared to the first quarter of fiscal 2013

The decrease from last quarter was mainly due to lower interest expense on accretion of other non-current liabilities, partially offset by higher interest expense on finance lease obligations.

The increase over the first quarter of fiscal 2013 was mainly due to an increase in interest expense resulting from the new private placement of senior notes issued and an increase in a R&D obligation, partially offset by lower interest expense on finance lease and royalty obligations.

Income tax rate was 1% this quarter

Income taxes this quarter were $0.3 million, representing an effective tax rate of 1%, compared to 8% last quarter and 19% for the first quarter of fiscal 2013.

The decrease in the effective tax rate from last quarter was mainly due to a favorable decision by the Federal Court of Appeal of Canada, rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada, as well as a change in the mix of income from various jurisdictions. In addition, the previous quarter included the impact of settlement of tax audits. Excluding the effect of this one-time item, the income tax expense would have been $11.3 million, representing an income tax rate of 25%.

The decrease in the effective tax rate from the first quarter of fiscal 2013 was mainly due to a favorable decision by the Federal Court of Appeal of Canada with respect to the tax treatment of the depreciation and sale of simulators in Canada, as well as a change in the mix of income from various jurisdictions.

3 Non-GAAP and other financial measures (see Section 5).

14 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

CAE First Quarter Report 2014 | 15

Management’s Discussion and Analysis

6.2      Consolidated orders and backlog

Our consolidated backlog was $3,714.5 million at the end of this quarter. New orders of $496.8 million were added this quarter, partially offset by $530.4 million in revenue generated from the backlog and adjustments of $30.3 million.

Backlog stable compared to last quarter

Three months ended
(amounts in millions)	June 30, 2013
Backlog, beginning of period (restated)	$3,717.8
+ orders	496.8
- revenue	(530.4)
+ / - adjustments (mainly F/X)	30.3
Backlog, end of period	$3,714.5

The book-to-sales ratio for the quarter was 0.94x. The ratio for the last 12 months was 1.09x.

Following the implementation of the new IFRS 11, Joint Arrangements, discussed in Changes in accounting policies:

-     The expected value of orders contracted by our joint ventures in which we have an ownership interest are excluded from CAE’s backlog;

-     The full value of orders between us and our joint ventures is included in CAE’s backlog.

Our consolidated backlog at the beginning of the period was restated accordingly.

In addition, our joint venture backlog4 was $436.2 million [4]at June 30, 2013, which is not included in the consolidated backlog presented in the table above.

You will find more details in Results by segment.

[4] Non-GAAP and other financial measures (see Section 5).

16 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

[5]

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Civil segments
Training & Services/Civil		$17.5	24.9	24.2	22.1	29.5
	%	9.8	14.1	14.3	13.2	19.9
Simulation Products/Civil		$20.1	25.8	21.9	23.1	17.4
	%	16.3	18.0	21.0	19.5	19.2
Military segments
Simulation Products/Military		$16.5	19.4	19.3	21.1	20.2
	%	12.0	12.7	13.8	15.9	14.8
Training & Services/Military		$7.1	8.8	6.1	5.0	7.5
	%	11.6	13.8	10.4	8.3	12.3
New Core Markets		$1.6	1.8	1.7	2.2	0.7
	%	5.4	6.2	5.9	7.8	2.7
Total segment operating income (SOI)		$62.8	80.7	73.2	73.5	75.3
Restructuring, integration and acquisition costs		$-	(13.8)	(13.4)	(9.5)	(32.0)
Operating profit		$62.8	66.9	59.8	64.0	43.3

Capital employed5

5 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2014 | 17

Management’s Discussion and Analysis

(amounts in millions)	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Civil segments
Training & Services/Civil	$1,520.9	1,464.7	1,481.6	1,460.6	1,481.5
Simulation Products/Civil	$104.4	56.4	84.1	97.2	72.8
Military segments
Simulation Products/Military	$344.1	326.1	333.6	366.3	343.0
Training & Services/Military	$174.1	152.0	145.1	125.5	132.7
New Core Markets	$207.6	199.2	198.6	177.6	181.9
	$2,351.1	2,198.4	2,243.0	2,227.2	2,211.9

18 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

7.1      Civil segments

FIRST QUARTER OF FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

New programs and products

-     We introduced CAE Tropos™-6000XR, the latest generation of our market-leading visual image generator for civil aviation training. The software provides a more immersive environment and an enhanced pilot training experience with new features leveraging the power of the latest NVIDIA commercial graphics processors;

-     We announced maintenance training on the new Dassault Falcon 2000 LXS and 2000S aircraft platforms, including EASy II and launched CAE RealCase Troubleshooting for the Dassault Falcon 7X, Falcon 900EX EASy, and Falcon 2000EX EASy models.

Expansions

-     We inaugurated, with Emirates, the ultra-modern pilot training facility at the world-class commercial park Dubai Silicon Oasis. The new facility will initially house five FFS training bays with three already installed;

-     We announced the introduction of 35 Piper airplanes to our CAE Oxford Aviation Academy fleet;

-     Our joint venture Emirates-CAE Flight Training (ECFT), announced that its dual configuration FFS for Bombardier Challenger 604 and Challenger 605 business jets has received certification from various countries;

-     We announced, with Bombardier, the expansion of the Authorized Training Provider (ATP) agreement in Europe with the addition of a Bombardier Challenger 605 aircraft FFS;

-     We announced, with Aviation Performance Solutions (APS), an extension of our partnership to provide Upset Prevention and Recovery Training (UPRT) for business aircraft pilots in Europe. The program uses proven e-Learning web-based academics, in-aircraft practical skill development and FFS exercises and scenarios.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$301.8	319.5	273.4	285.3	238.4
Segment operating income		$37.6	50.7	46.1	45.2	46.9
Operating margins	%	12.5	15.9	16.9	15.8	19.7
Backlog		$1,754.4	1,722.6	1,459.1	1,520.3	1,512.6

The combined civil book-to-sales ratio was 1.04x for the quarter and 1.19x on a trailing 12-month basis.

CAE First Quarter Report 2014 | 19

Management’s Discussion and Analysis

TRAINING & SERVICES/CIVIL

TS/C obtained [6] contracts this quarter expected to generate future revenues of $146.8  million, including:

-     A long-term contract renewal with ExecuJet Aviation Group for pilot training services;

-     A long-term contract renewal with Beijing Capital Airlines Co., Ltd for pilot training and sourcing services;

-     A long-term contract renewal with Air Europa Lineas Aereas S.A.U. for training, maintenance and marketing services;

-     A new long-term contract with Airfix Aviation Limited for pilot training services.

Financial Results
(amounts in millions, except operating margins, SEU and FFSs deployed)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$178.3	176.1	169.0	166.8	147.9
Segment operating income		$17.5	24.9	24.2	22.1	29.5
Operating margins	%	9.8	14.1	14.3	13.2	19.9
Depreciation and amortization		$25.3	23.6	23.7	23.7	21.5
Property, plant and equipment expenditures		$20.5	5.8	14.9	22.1	28.6
Intangible assets and other assets expenditures		$7.4	2.7	12.0	2.6	2.5
Capital employed		$1,520.9	1,464.7	1,481.6	1,460.6	1,481.5
Backlog		$1,300.0	1,311.6	1,065.8	1,092.9	1,118.4
SEU[6]		190	187	186	187	164
FFSs deployed		230	227	222	218	216

6 Non-GAAP and other financial measures (see Section 5).

20 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

Revenue stable compared to last quarter and up 21% over the first quarter of fiscal 2013

Revenue was stable compared to last quarter. The increase mainly attributable to an increase in our crew sourcing business and a stronger U.S. dollar and Euro against the Canadian dollar was mostly offset by a weaker demand and increased competition in North and South America.

The increase over the first quarter of fiscal 2013 was mainly due to the integration into our results of OAA, acquired in May 2012, and a stronger Euro and U.S. dollar against the Canadian dollar. The increase was partially offset by lower demand and increased competition in Europe and North and South America.

Segment operating income down 30% from last quarter and down 41% from the first quarter of fiscal 2013

Segment operating income was $17.5 million (9.8% of revenue) this quarter, compared to $24.9 million (14.1% of revenue) last quarter and $29.5 million (19.9% of revenue) in the first quarter of fiscal 2013.

Segment operating income decreased by $7.4 million, or 30%, from last quarter. The decrease was mainly attributable to lower revenue in North and South America, higher operating costs in North and South America and Europe mostly related to unusually higher maintenance and repair expenses in the quarter, to the continued ramp up of recently operationalized training centres in Asia which are not yet at their targeted level of utilization and profitability, and severance expenses. The decrease was partially offset by the realization of a gain on disposal of assets this quarter.

Segment operating income decreased by $12.0 million, or 41%, from the first quarter of fiscal 2013. The decrease was mainly due to lower after tax share in profit of equity accounted investees, the continued ramp up of recently operationalized training centres in Asia which are not yet at their targeted level of utilization and profitability, lower demand and increased competition in Europe and North and South America and severance expenses. The decrease was partially offset by the realization of a gain on disposal of assets this quarter.

Property, plant and equipment expenditures at $20.4 million this quarter

Maintenance capital expenditures were $4.2 million for the quarter and growth capital expenditures were $16.2 million.

Capital employed increased by $56.2 million over last quarter

The increase in capital employed was mainly due to higher property, plant and equipment due mainly to movements in foreign exchange rates and an increase in accounts receivable and investment in equity accounted investees.

Backlog was at $1,300.0 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2013
Backlog, beginning of period (restated)	$1,311.6
+ orders	146.8
- revenue	(178.3)
+ / - adjustments (mainly F/X)	19.9
Backlog, end of period	$1,300.0

This quarter's book-to-sales ratio was 0.82x. The ratio for the last 12 months was 1.23x.

The joint venture backlog was $310.6 million at June 30, 2013.

CAE First Quarter Report 2014 | 21

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 15 FFSs this quarter:

-     Seven FFSs, three Boeing 787s, two Airbus A320s, one Airbus A380 and one Airbus A350 and updates on existing four CAE-built FFSs to Etihad Airways;

-     Three FFSs, one Embraer 190 E-Jet, one Sikorsky S92 and one AgustaWestland AW139 helicopter to Azerbaijan Airlines;

-     Three FFSs, one Airbus A320, one Airbus A330 and one Boeing 737NG to Turkish Airlines;

-     Two FFSs, one Boeing 777-300ER and one Boeing 737-800 to China Eastern Airlines.

Financial Results
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$123.5	143.4	104.4	118.5	90.5
Segment operating income		$20.1	25.8	21.9	23.1	17.4
Operating margins	%	16.3	18.0	21.0	19.5	19.2
Depreciation and amortization		$2.9	3.0	2.2	1.9	1.5
Property, plant and equipment expenditures		$1.2	0.6	0.8	0.8	2.7
Intangible assets and other assets expenditures		$5.5	5.5	5.3	4.6	5.0
Capital employed		$104.4	56.4	84.1	97.2	72.8
Backlog		$454.4	411.0	393.3	427.4	394.2

Revenue down 14% from last quarter and up 36% over the first quarter of fiscal 2013

The decrease from last quarter was mainly due to lower revenue recorded for sales of partially manufactured simulators this quarter.

The increase over the first quarter of fiscal 2013 was mainly due to higher production levels resulting from an increase in order intake.

Segment operating income down 22% from last quarter and up 16% over the first quarter of fiscal 2013

Segment operating income was $20.1 million (16.3% of revenue) this quarter, compared to $25.8 million (18.0% of revenue) last quarter and $17.4 million (19.2% of revenue) in the first quarter of fiscal 2013.

The decrease from last quarter was mainly due to lower revenue, as mentioned above, and lower project margins resulting from a less favourable program mix due to intensified competition on recent programs awarded.

The increase over the first quarter of fiscal 2013 was mainly due to higher revenue, as mentioned above, partially offset by lower project margins resulting from a less favourable program mix due to intensified competition on recent programs awarded and higher amortization and depreciation costs arising from intangible assets.

Capital employed increased by $48.0 million over last quarter

Capital employed increased over last quarter mainly due to an increase in accounts receivable and intangible assets and a reduction in accounts payable and accrued liabilities.

Backlog up 11% compared to last quarter
Three months ended
(amounts in millions)	June 30, 2013
Backlog, beginning of period (restated)	$411.0
+ orders	166.7
- revenue	(123.5)
+ / - adjustments ( mainly F/X)	0.2
Backlog, end of period	$454.4

This quarter's book-to-sales ratio was 1.35x. The ratio for the last 12 months was 1.12x.

22 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

7.2      Military segments

FIRST QUARTER OF FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

New programs and products

-     We signed a memorandum of understanding with Lockheed Martin as its preferred provider of Canadian F-35 training support, training systems integration, operations and maintenance should Canada select the F-35;

-     We signed a memorandum of understanding with General Atomics Aeronautical Systems to pursue international opportunities for CAE to offer its simulation and training systems for the Predator family of remotely piloted aircraft.

Expansion

-     We broke ground on the construction of the new CAE Brunei Multi-Purpose Training Centre (MPTC) in Rimba, Brunei Darussalam. Construction is underway and the centre is expected to be operational by spring 2014.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$198.8	217.1	198.8	192.9	197.7
Segment operating income		$23.6	28.2	25.4	26.1	27.7
Operating margins	%	11.9	13.0	12.8	13.5	14.0
Backlog		$1,960.1	1,995.2	2,003.7	2,041.0	2,005.0

The combined military book-to-sales ratio was 0.77x for the quarter and 0.95x on a trailing 12-month basis. [7]

The combined military unfunded backlog7 was $257.9 million at June 30, 2013.

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $113.1 million in orders this quarter, including contracts from:

-     BAE Systems to design and manufacture three Hawk Mk127 FMSs for the Royal Australian Air Force;

7 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2014 | 23

Management’s Discussion and Analysis

-     Coptersafety to design and manufacture a CAE 3000 Series AW139 helicopter FFS;

-     Havelsan to provide the CAE Medallion-6000 image generator for one T-129 helicopter FMS and one T-129 helicopter partial-mission simulator that Havelsan is developing for the Turkish Army;

-     The U.S. Army Corps of Engineers under the foreign military sale program to expand the construction of a training facility for the Kuwait Air Force at Al Mubarak Air Base in Kuwait;

-     L-3 Communications to provide CAE's Magnetic Anomaly Detection (MAD) system for P-3K Orion aircraft operated by the Korean Navy.

Financial Results
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$137.8	153.1	140.1	132.4	136.9
Segment operating income		$16.5	19.4	19.3	21.1	20.2
Operating margins	%	12.0	12.7	13.8	15.9	14.8
Depreciation and amortization		$3.9	4.2	3.9	4.0	3.2
Property, plant and equipment expenditures		$1.5	(0.6)	2.3	1.6	1.9
Intangible assets and other assets expenditures		$3.8	6.8	6.4	6.9	6.0
Capital employed		$344.1	326.1	333.6	366.3	343.0
Backlog		$673.4	688.7	729.2	722.6	754.9

24 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

Revenue down 10% from last quarter and stable compared to the first quarter of fiscal 2013

The decrease from last quarter was mainly due to lower revenue on Asian, Australian and European programs and lower activity from our IES products business, partially offset by higher revenue on North American programs.

Revenue was stable compared to the first quarter of fiscal 2013. Increased revenue on North American and European programs was offset by lower activity from our IES products business.

Segment operating income down 15% from last quarter and down 18% from the first quarter of fiscal 2013

Segment operating income was $16.5 million (12.0% of revenue) this quarter, compared to $19.4 million (12.7% of revenue) last quarter and $20.2 million (14.8% of revenue) in the first quarter of fiscal 2013.

The decrease from last quarter was mainly due to lower volume on Asian programs and our IES products business and higher selling, general and administrative expenses. The decrease was partially offset by higher volume on North American programs and higher operating margins on European programs.

The decrease from the first quarter of fiscal 2013 was mainly due to lower volume on our IES products business and higher research and development expenses, net of government funding. The decrease was partially offset by higher volume and operating margins on European programs.

Capital employed increased by $18.0 million over last quarter

The increase over last quarter was mainly due to a decrease in contracts in progress liabilities and accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2013
Backlog, beginning of period (restated)	$688.7
+ orders	113.1
- revenue	(137.8)
+ / - adjustments (mainly F/X)	9.4
Backlog, end of period	$673.4

This quarter's book-to-sales ratio was 0.82x. The ratio for the last 12 months was 0.73x.

The joint venture backlog was $1.9 million at June 30, 2013.

TRAINING & SERVICES/MILITARY

TS/M was awarded $40.4 million in orders this quarter including contracts from:

-     United States Navy to provide the Japan Maritime Self Defense Force with comprehensive KC-130R aircrew and maintenance training services;

-     L-3 Communications MAS to continue providing a range of in-service support solutions, such as avionics software upgrades and integrated logistics support, for the Canadian Forces CF-18 aircraft.

Financial Results
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$61.0	64.0	58.7	60.5	60.8
Segment operating income		$7.1	8.8	6.1	5.0	7.5
Operating margins	%	11.6	13.8	10.4	8.3	12.3
Depreciation and amortization		$4.1	4.8	3.4	3.2	3.2
Property, plant and equipment expenditures		$5.6	7.2	4.0	0.5	0.4
Intangible assets and other assets expenditures		$0.3	0.3	0.5	0.8	0.8
Capital employed		$174.1	152.0	145.1	125.5	132.7
Backlog		$1,286.7	1,306.5	1,274.5	1,318.4	1,250.1

CAE First Quarter Report 2014 | 25

Management’s Discussion and Analysis

Revenue down 5% from last quarter and stable compared to the first quarter of fiscal 2013

The decrease from last quarter was mainly due to lower activity from one of our helicopter training programs due to less available hours as a result of simulator upgrades performed during the quarter.

Revenue was stable compared to the first quarter of fiscal 2013. Increased revenue on North American and European programs and higher activity from our IES services business was offset by lower activity from our helicopter training programs due to less available hours as a result of simulator upgrades performed during the quarter and to the creation of a joint venture in late fiscal 2013 now accounted for as an equity investee, whereas it was previously accounted for as a joint operation and proportionally consolidated.

Segment operating income down 19% from last quarter and down 5% from the first quarter of fiscal 2013

Segment operating income was $7.1 million (11.6% of revenue) this quarter, compared to $8.8 million (13.8% of revenue) last quarter and $7.5 million (12.3% of revenue) in the first quarter of fiscal 2013.

The decrease from last quarter was mainly due to lower volume on one of our helicopter training programs, as mentioned above, and lower operating margins on European programs resulting from an unfavorable program mix. The decrease was partially offset by higher margins on our IES services business.

The decrease from the first quarter of fiscal 2013 was mainly due to lower volume on one of our helicopter training programs, as mentioned above, and operational costs incurred for the start-up of activities in certain Asian programs. The decrease was partially offset by higher volume on North American programs.

Capital employed increased by $22.1 million over last quarter

The increase over last quarter was mainly due to higher non-cash working capital and a higher investment in property, plant and equipment and intangible and other assets.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2013
Backlog, beginning of period (restated)	$1,306.5
+ orders	40.4
- revenue	(61.0)
+ / - adjustments (mainly F/X)	0.8
Backlog, end of period	$1,286.7

This quarter's book-to-sales ratio was 0.66x. The ratio for the last 12 months was 1.46x.

The joint venture backlog was $123.7 million at June 30, 2013.

7.3      New Core Markets

FIRST QUARTER OF FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

New programs and products

-     We released an update of our LearningSpace audiovisual and performance management system with a new Resource Manager feature that tracks simulation centre assets.

Expansion

-     We signed agreements with new distributors in South India, Chile and Bangladesh;

-     We announced plans to expand our sales staff to include a specialized hospital sales force for North America.

CAE Mining expansions and new initiatives included the following:

New programs and products

-     We delivered and commissioned our first underground mining simulator models to the Fresnillo PLC training centre in Mexico;

26 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

-     We launched a cloud-based service for open pit mine optimization that is significantly faster than current methods.

Expansions

-     We expanded our customer support and sales capability in Columbia.

CAE First Quarter Report 2014 | 27

Management’s Discussion and Analysis

ORDERS

Major CAE Healthcare sales this quarter included:

-     A centre management system and eight patient simulators to a public research university in the U.S.;

-     An agreement with a private hospital group in Brazil to establish a training centre utilizing patient simulators and a centre management system;

-     A centre management system, six patient simulators, two ultrasound simulators and five surgical simulators to a private hospital group in Turkey.

Major CAE Mining sales this quarter included:

-     Resource modeling and open pit planning software to Polyus Gold International Limited in Russia;

-     Ventilation-on-demand automation project to Fresnillo PLC in Mexico;

-     Resource modeling and underground mine planning software to ARMZ Uranium Holding Co. in Russia;

-     Resource modeling and underground planning software to Hutti Gold Mine Company Limited in India.

Financial Results
(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$29.8	29.0	28.7	28.3	26.1
Segment operating income		$1.6	1.8	1.7	2.2	0.7
Operating margins	%	5.4	6.2	5.9	7.8	2.7
Depreciation and amortization		$3.5	4.0	3.1	2.2	2.4
Property, plant and equipment expenditures		$1.1	0.7	0.7	0.8	0.9
Intangible assets and other assets expenditures		$2.7	2.5	2.1	2.3	2.6
Capital employed		$207.6	199.2	198.6	177.6	181.9

Revenue up 3% over last quarter and up 14% over the first quarter of fiscal 2013

The increase over last quarter was mainly due to CAE Healthcare. Increased revenue from patient and surgical simulators was partially offset by lower revenue from centre management systems and courseware.

The increase over the first quarter of fiscal 2013 was mainly due to CAE Healthcare. Increased revenue from ultrasound and surgical simulators and centre management systems was partially offset by lower revenue from patient simulators.

Segment operating income down 11% from last quarter and up 129% over the first quarter of fiscal 2013

Segment operating income was $1.6 million this quarter (5.4% of revenue), compared to $1.8 million (6.2% of revenue) last quarter and $0.7 million (2.7% of revenue) in the first quarter of fiscal 2013.

Segment operating income was lower compared to last quarter mainly due to CAE Healthcare. Increased selling, general and administrative expenses and research and development expenses, net of government funding, was partially offset by higher margins related to a favourable product mix.

Segment operating income was higher compared to the first quarter of fiscal 2013 mainly due to CAE Healthcare. The increase from higher revenue, as mentioned above, and higher margins related to a favourable product mix was partially offset by higher amortization costs arising from capitalized development costs.

Capital employed increased by $8.4 million over last quarter

The increase over last quarter was mainly due to an increase in intangible assets related mainly to movements in foreign exchange rates and a decrease in accounts payable and accrued liabilities.

28 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[8]

8.1    Consolidated cash movements

(amounts in millions)	Q1-2014	Q4-2013	Q1-2013
Cash provided by operating activities*	$85.6	$80.6	$37.8
Changes in non-cash working capital	(69.0)	33.1	(120.1)
Net cash provided by (used in) operating activities	$16.6	$113.7	$(82.3)
Maintenance capital expenditures[8]	(7.2)	(2.7)	(11.4)
Other assets	(12.9)	(7.1)	(3.7)
Proceeds from the disposal of property, plant and equipment	1.7	1.1	-
Net proceeds (payments) from equity accounted investees	0.5	1.4	(2.4)
Dividends received from equity accounted investees	-	9.0	-
Dividends paid	(10.2)	(10.2)	(8.2)
Free cash flow [8]	$(11.5)	$105.2	$(108.0)
Growth capital expenditures [8]	(22.7)	(11.0)	(23.1)
Capitalized development costs	(12.1)	(12.6)	(12.4)
Other cash movements, net	(14.6)	1.5	0.5
Business combinations, net of cash and cash equivalents acquired	-	(0.7)	(264.4)
Effect of foreign exchange rate changes on cash and cash equivalents	4.9	-	0.1
Net (decrease) increase in cash before proceeds and repayment
of long-term debt	$(56.0)	$82.4	$(407.3)
* before changes in non-cash working capital

Free cash flow of negative $11.5 million this quarter

The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and higher other assets and maintenance capital expenditures. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, are mainly due to a decrease in our accounts payable and accrued liabilities.

Free cash flow was higher compared to the first quarter of fiscal 2013 mainly due to an increase in cash provided by operating activities and favourable changes in non-cash working capital.

Capital expenditures of $29.9 million this quarter

Growth capital expenditures were $22.7 million this quarter and maintenance capital expenditures were $7.2 million.

8 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2014 | 29

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION[9]

9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2013	2013
Use of capital:
Current assets	$1,236.1	$1,307.6
Less: cash and cash equivalents	(258.9)	(260.0)
Current liabilities	(855.0)	(906.4)
Less: current portion of long-term debt	42.4	70.6
Non-cash working capital[9]	$164.6	$211.8
Property, plant and equipment	1,180.8	1,142.8
Other long-term assets	1,421.0	1,240.9
Other long-term liabilities	(633.1)	(635.7)
Total capital employed	$2,133.3	$1,959.8
Source of capital:
Current portion of long-term debt	$42.4	$70.6
Long-term debt	1,114.3	1,002.8
Less: cash and cash equivalents	(258.9)	(260.0)
Net debt[9]	$897.8	$813.4
Equity attributable to equity holders of the Company	1,203.9	1,114.6
Non-controlling interests	31.6	31.8
Source of capital	$2,133.3	$1,959.8

Capital employed increased $173.5 million over last quarter

The increase was mainly due to higher non-cash working capital, excluding the effect of a reclassification of certain investment tax credits (ITC) from short-term to long-term. The increase was also attributable to higher other long-term assets, mainly as a result of movements in foreign exchange rates and an increase in investment in equity accounted investees, and higher property, plant and equipment.

Our return on capital employed9 (ROCE) was 10.7% this quarter.

Non-cash working capital decreased $47.2 million from last quarter

The decrease was mainly due to lower income taxes recoverable as a result of a reclassification of certain ITCs, as mentioned above, partially offset by a decrease in accounts payable and accrued liabilities and an increase in accounts receivable and contracts in progress assets.

Net property, plant and equipment up $38.0 million over last quarter

The increase was mainly due to capital expenditures and foreign exchange variations, partially offset by depreciation.

9 Non-GAAP and other financial measures (see Section 5).

30 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions)	June 30, 2013
Net debt, beginning of period	$813.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	56.0
Effect of foreign exchange rate changes on long-term debt	24.1
Other (mainly F/X)	4.3
Increase in net debt during the period	$84.4
Net debt, end of period	$897.8

CAE First Quarter Report 2014 | 31

Management’s Discussion and Analysis

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million.

We have certain debt agreements which require the maintenance of a certain level of capital. As at June 30, 2013, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $89.1 million this quarter

The increase in equity was mainly due to net income of $45.4 million, a favourable foreign currency translation of $42.2 million and defined benefit plan actuarial gains of $17.4 million, partially offset by net changes in cash flow hedges of $10.5 million and dividends of $10.2 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 260,688,623 common shares issued and outstanding as at June 30, 2013 with total share capital of $478.9 million.

As at July 31, 2013, we had a total of 260,986,572 common shares issued and outstanding.

32 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

10.  CHANGEs IN ACCOUNTING POLICIES

New and amended standards adopted in the quarter

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as it was previously the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interests in jointly controlled entities. We previously accounted for our interests in joint ventures using the proportionate consolidation method and now account for our interest in joint ventures using the equity method. IFRS 11 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 11.

Under the equity method, our share of net assets, net income and other comprehensive income (OCI) of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. We assessed that the classification of our joint arrangements remained the same upon adoption of IFRS 11. When making this assessment we considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefits. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements.  As a result, we determined  a net interest income (expense) on the net defined benefit asset (liability) which is  presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets as previously reported.  The amended IAS 19 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of the amended IAS 19 and the additional disclosure will be provided in our annual consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 was adopted effective April 1st, 2013. We assessed that the adoption of
IFRS 10 did not result in any change in the consolidation status of our subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 was adopted effective April 1st, 2013. The new disclosure pursuant to IFRS 12 will be included in our annual consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. IFRS 13 was adopted prospectively effective April 1st, 2013 in accordance with the transitional rules of IFRS 13. The adoption of IFRS 13 had no significant impact on our consolidated financial statements other than additional disclosure which has been included in Note 11 of the consolidated interim financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments were adopted effective April 1st, 2013. The new OCI requirements are presented in our consolidated statement of comprehensive income.

CAE First Quarter Report 2014 | 33

Management’s Discussion and Analysis

34 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement was adopted effective April 1st, 2013. The amendment of IAS 16 had no impact on our consolidated financial statements.

The following tables summarize the adjustments to our consolidated statement of financial position as at April 1, 2012 and
March 31, 2013, and our consolidated statements of income, comprehensive income and cash flows for the three months ended
June 30, 2012 as a result of those changes in accounting policies:

Summary reconciliation of financial position

(Unaudited)		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Restated	April 1, 2012	Adjustment	Adjustment	Restated
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalent	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

CAE First Quarter Report 2014 | 35

Management’s Discussion and Analysis

Reconciliation of net income

(Unaudited)
three months ended June 30, 2012	As previously	IFRS 11	IAS 19
(amounts in millions, except per share amounts)	reported	Adjustment	Adjustment	Restated
Revenue	$480.1	$(17.9)	$-	$462.2
Cost of sales	321.0	(8.6)	(0.1)	312.3
Gross profit	$159.1	$(9.3)	$0.1	$149.9
Research and development expenses	14.0	(0.1)	-	13.9
Selling, general and administrative expenses	68.4	(1.2)	-	67.2
Other gains – net	(0.1)	(0.7)	-	(0.8)
After tax share in profit of equity accounted investees	-	(5.7)	-	(5.7)
Restructuring, integration and acquisition costs	32.0	-	-	32.0
Operating profit	$44.8	$(1.6)	$0.1	$43.3
Finance income	(1.5)	(0.5)	-	(2.0)
Finance expense	18.4	(1.5)	1.2	18.1
Finance expense – net	$16.9	$(2.0)	$1.2	$16.1
Earnings before income taxes	$27.9	$0.4	$(1.1)	$27.2
Income tax expense	6.2	(0.6)	(0.3)	5.3
Net income	$21.7	$1.0	$(0.8)	$21.9
Attributable to:
Equity holders of the Company	$21.3	$1.0	$(0.8)	$21.5
Non-controlling interests	0.4	-	-	0.4
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.08	$-	$-	$0.08
Weighted average number of
shares outstanding (basic)	258.4	-	-	258.4
Weighted average number of
shares outstanding (diluted)	258.6	-	-	258.6

Summary reconciliation of comprehensive income

(Unaudited)
three months ended June 30, 2012	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Net income	$21.7	$1.0	$(0.8)	$21.9
Foreign currency translation	$0.4	$-	$-	$0.4
Net changes in cash flow hedge	(4.8)	(0.5)	-	(5.3)
Defined benefit plan actuarial losses	(4.4)	-	0.9	(3.5)
Other comprehensive loss	$(8.8)	$(0.5)	$0.9	$(8.4)
Total comprehensive income	$12.9	$0.5	$0.1	$13.5
Attributable to:
Equity holders of the Company	$12.4	$0.5	$0.1	$13.0
Non-controlling interests	0.5	-	-	0.5
	$12.9	$0.5	$0.1	$13.5

Summary reconciliation of statement of cash flows

(Unaudited)
three months ended June 30, 2012	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Cash used in operating activities	$(74.0)	$(8.3)	$-	$(82.3)
Cash used in investing activities	(327.0)	9.6	-	(317.4)
Cash provided by financing activities	373.0	3.4	-	376.4

36 | CAE First Quarter Report 2014

Management’s Discussion and Analysis

11.  CONTROLS AND PROCEDURES

In the first quarter ended June 30, 2013, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE First Quarter Report 2014 | 37

Management’s Discussion and Analysis

12. SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited) (amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2014
Revenue	$530.4	(1)	(1)	(1)	530.4
Net income	$45.4	(1)	(1)	(1)	45.4
Equity holders of the Company	$45.6	(1)	(1)	(1)	45.6
Non-controlling interests	$(0.2)	(1)	(1)	(1)	(0.2)
Basic EPS attributable to equity holders of the Company	$0.18	(1)	(1)	(1)	0.18
Diluted EPS attributable to equity holders of the Company	$0.18	(1)	(1)	(1)	0.18
Average number of shares outstanding (basic)	260.2	(1)	(1)	(1)	260.2
Average number of shares outstanding (diluted)	260.2	(1)	(1)	(1)	260.2
Average exchange rate, U.S. dollar to Canadian dollar	1.02	(1)	(1)	(1)	1.02
Average exchange rate, Euro to Canadian dollar	1.34	(1)	(1)	(1)	1.34
Average exchange rate, British pound to Canadian dollar	1.57	(1)	(1)	(1)	1.57
Fiscal 2013					Total
Revenue	$462.2	506.5	500.9	565.6	2,035.2
Net income	$21.9	35.9	37.2	45.7	140.7
Equity holders of the Company	$21.5	35.6	37.5	43.1	137.7
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58
Fiscal 2012[2]					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58

(1) Not available
(2) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19. Refer to Changes in accounting policies for further details.

38 | CAE First Quarter Report 2014

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		June 30	March 31	April 1
(amounts in millions of Canadian dollars)	Notes	2013	2013	2012
			Restated	Restated
Assets			(Note 2)	(Note 2)
Cash and cash equivalents		$258.9	$260.0	$254.7
Accounts receivable	3	419.8	401.4	302.3
Contracts in progress : assets		276.9	265.6	259.8
Inventories		185.9	176.2	146.9
Prepayments		60.6	53.5	46.1
Income taxes recoverable		26.4	141.9	95.5
Derivative financial assets		7.6	9.0	10.3
Total current assets		$1,236.1	$1,307.6	$1,115.6
Property, plant and equipment		1,180.8	1,142.8	993.2
Intangible assets		815.7	794.4	527.9
Investment in equity accounted investees		207.4	196.9	172.9
Deferred tax assets		32.4	31.3	16.9
Derivative financial assets		6.7	6.4	7.2
Other assets		358.8	211.9	195.2
Total assets		$3,837.9	$3,691.3	$3,028.9

Liabilities and equity
Accounts payable and accrued liabilities		$611.1	$644.2	$556.2
Provisions		48.2	49.0	21.6
Income taxes payable		11.6	10.0	9.4
Contracts in progress : liabilities		120.5	122.3	110.4
Current portion of long-term debt		42.4	70.6	119.3
Derivative financial liabilities		21.2	10.3	8.9
Total current liabilities		$855.0	$906.4	$825.8
Provisions		6.6	7.9	5.5
Long-term debt		1,114.3	1,002.8	588.4
Royalty obligations		162.9	160.6	161.6
Employee benefits obligations		115.7	136.1	114.3
Deferred gains and other non-current liabilities		196.3	191.4	182.5
Deferred tax liabilities		141.6	129.9	90.0
Derivative financial liabilities		10.0	9.8	9.4
Total liabilities		$2,602.4	$2,544.9	$1,977.5
Equity
Share capital		$478.9	$471.7	$454.5
Contributed surplus		22.3	21.9	19.2
Accumulated other comprehensive income (loss)		19.7	(12.0)	(6.0)
Retained earnings		683.0	633.0	563.4
Equity attributable to equity holders of the Company		$1,203.9	$1,114.6	$1,031.1
Non-controlling interests		31.6	31.8	20.3
Total equity		$1,235.5	$1,146.4	$1,051.4
Total liabilities and equity		$3,837.9	$3,691.3	$3,028.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2014 | 39

Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2013	2012
			Restated
			(Note 2)
Revenue	12	$530.4	$462.2
Cost of sales		382.9	312.3
Gross profit		$147.5	$149.9
Research and development expenses		17.5	13.9
Selling, general and administrative expenses		75.3	67.2
Other gains – net	8	(5.2)	(0.8)
After tax share in profit of equity accounted investees	12	(2.9)	(5.7)
Restructuring, integration and acquisition costs	9	-	32.0
Operating profit		$62.8	$43.3
Finance income	4	(2.8)	(2.0)
Finance expense	4	19.9	18.1
Finance expense – net		$17.1	$16.1
Earnings before income taxes		$45.7	$27.2
Income tax expense	10	0.3	5.3
Net income		$45.4	$21.9
Attributable to:
Equity holders of the Company		$45.6	$21.5
Non-controlling interests		(0.2)	0.4
		$45.4	$21.9
Earnings per share from continuing operations attributable to equity holders of the Company
Basic and diluted	6	$0.18	$0.08

The accompanying notes form an integral part of these Consolidated Financial Statements.

40 | CAE First Quarter Report 2014

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2013	2012
		Restated
		(Note 2)
Net income	$45.4	$21.9
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$48.4	$0.6
Net losses on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(14.9)	(2.5)
Income taxes	1.7	-
Share in foreign currency translation difference of equity accounted investees	7.0	2.3
	$42.2	$0.4
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(15.4)	$(5.1)
Reclassifications to net income or to related non-financial assets or liabilities	2.5	(0.7)
Income taxes	3.4	1.5
After tax share in net changes in fair value of cash flow hedges of equity accounted investees	(1.0)	(1.0)
	$(10.5)	$(5.3)
Items that are never reclassified to net income
Defined benefit plan actuarial gains (losses)
Defined benefit plan actuarial gains (losses)	$23.7	$(4.8)
Income taxes	(6.3)	1.3
	$17.4	$(3.5)
Other comprehensive income (loss)	$49.1	$(8.4)
Total comprehensive income	$94.5	$13.5
Attributable to:
Equity holders of the Company	$94.7	$13.0
Non-controlling interests	(0.2)	0.5
	$94.5	$13.5

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2014 | 41

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
three months ended June 30, 2013		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period - restated	2	259,979,059	$471.7	$21.9	$(12.0)	$633.0	$1,114.6	$31.8	$1,146.4
Net income		-	-	-	-	45.6	45.6	(0.2)	45.4
Other comprehensive income (loss):
Foreign currency translation		-	-	-	42.2	-	42.2	-	42.2
Net changes in cash flow hedges		-	-	-	(10.5)	-	(10.5)	-	(10.5)
Defined benefit plan actuarial gains		-	-	-	-	17.4	17.4	-	17.4
Total comprehensive income (loss)		-	$-	$-	$31.7	$63.0	$94.7	$(0.2)	$94.5
Stock options exercised		446,928	3.5	-	-	-	3.5	-	3.5
Optional cash purchase		325	-	-	-	-	-	-	-
Stock dividends	6	262,311	2.8	-	-	(2.8)	-	-	-
Transfer upon exercise of stock options		-	0.9	(0.9)	-	-	-	-	-
Share-based payments		-	-	1.3	-	-	1.3	-	1.3
Dividends	6	-	-	-	-	(10.2)	(10.2)	-	(10.2)
Balances, end of period		260,688,623	$478.9	$22.3	$19.7	$683.0	$1,203.9	$31.6	$1,235.5

(Unaudited)		Attributable to equity holders of the Company
three months ended June 30, 2012		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period - restated	2	258,266,295	$454.5	$19.2	$(6.0)	$563.4	$1,031.1	$20.3	$1,051.4
Net income		-	-	-	-	21.5	21.5	0.4	21.9
Other comprehensive income (loss) :
Foreign currency translation		-	-	-	0.3	-	0.3	0.1	0.4
Net changes in cash flow hedges		-	-	-	(5.3)	-	(5.3)	-	(5.3)
Defined benefit plan actuarial losses		-	-	-	-	(3.5)	(3.5)	-	(3.5)
Total comprehensive (loss) income		-	$-	$-	$(5.0)	$18.0	$13.0	$0.5	$13.5
Stock options exercised		217,875	1.8	-	-	-	1.8	-	1.8
Optional cash purchase		516	-	-	-	-	-	-	-
Stock dividends	6	224,245	2.1	-	-	(2.1)	-	-	-
Transfer upon exercise of stock options		-	0.6	(0.6)	-	-	-	-	-
Share-based payments		-	-	1.5	-	-	1.5	-	1.5
Acquisition of non-controlling interests		-	-	-	-	-	-	0.8	0.8
Dividends	6	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balances, end of period - restated		258,708,931	$459.0	$20.1	$(11.0)	$571.1	$1,039.2	$21.6	$1,060.8

The total of retained earnings and accumulated other comprehensive (loss) income for the three months ended June 30, 2013 was $702.7 million (2012 – $560.1 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

42 | CAE First Quarter Report 2014

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2013	2012
			Restated
Operating activities			(Note 2)
Net income		$45.4	$21.9
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		24.8	21.8
Amortization of intangible and other assets		14.9	10.0
Financing cost amortization	4	0.4	0.5
After tax share in profit of equity accounted investees		(2.9)	(5.7)
Deferred income taxes		8.0	5.5
Investment tax credits		(4.2)	(4.9)
Share-based compensation		0.2	(3.9)
Defined benefit pension plans		2.6	-
Amortization of other non-current liabilities		(4.3)	(3.4)
Other		0.7	(4.0)
Changes in non-cash working capital	10	(69.0)	(120.1)
Net cash provided by (used in) operating activities		$16.6	$(82.3)
Investing activities
Business combinations, net of cash and cash equivalents acquired	##Nba	$-	$(264.4)
Net proceeds (payments) from equity accounted investees		0.5	(2.4)
Capital expenditures for property, plant and equipment		(29.9)	(34.5)
Proceeds from disposal of property, plant and equipment		1.7	-
Capitalized development costs		(12.1)	(12.4)
Enterprise resource planning (ERP) and other software		(2.1)	(4.5)
Other		(10.8)	0.8
Net cash used in investing activities		$(52.7)	$(317.4)
Financing activities
Net change in restricted cash		$(18.1)	$-
Net effect of current financial assets program		-	(16.7)
Proceeds from borrowing under revolving unsecured credit facilities		189.3	200.0
Repayment of borrowing under revolving unsecured credit facilities		(131.1)	(75.0)
Proceeds from long-term debt, net of transaction costs		25.6	317.4
Repayment of long-term debt		(24.5)	(37.9)
Repayment of finance lease		(4.4)	(3.7)
Dividends paid	6	(10.2)	(8.2)
Common stock issuance		3.5	1.8
Other		-	(1.3)
Net cash provided by financing activities		$30.1	$376.4
Effect of foreign exchange rate changes on cash
and cash equivalents		$4.9	$0.1
Net decrease in cash and cash equivalents		$(1.1)	$(23.2)
Cash and cash equivalents, beginning of period		260.0	254.7
Cash and cash equivalents, end of period		$258.9	$231.5
Supplemental information:
Dividends received		$0.6	$2.0
Interest paid		11.2	13.9
Interest received		1.8	2.0
Income taxes paid		4.0	6.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2014 | 43

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 8, 2013.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)    Training & Services/Civil (TS/C) – Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing  services;

(ii)   Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(iii)  Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;

(iv)   Training & Services/Military (TS/M) – Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions;

(v)    New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2013, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2013.

These consolidated interim financial statements have been prepared in accordance with Part I of the Canadian Institute of Chartered Accountants (CICA) Handbook (referred to as IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34 (“Interim Financial Reporting”).

These consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

44 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2013, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

As the Company expects to recover certain of its investment tax credits beyond 12 months, the Company has reclassified certain investment tax credits from short-term to long-term in its consolidated statement of financial position.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

New and amended standards  adopted by the Company

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as it was previously the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interests in jointly controlled entities. The Company previously accounted for its interests in joint ventures using the proportionate consolidation method and now accounts for its interest in joint ventures using the equity method. IFRS 11 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 11.

Under the equity method, the Company’s share of net assets, net income and other comprehensive income (OCI) of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. The Company assessed that the classification of its joint arrangements remained the same upon adoption of IFRS 11. When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefits. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements.  As a result, the Company determined  a net interest income (expense) on the net defined benefit asset (liability) which is  presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets as previously reported.  The amended IAS 19 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of the amended IAS 19 and the additional disclosure will be provided in the Company’s annual consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 was adopted effective April 1st, 2013. The Company assessed that the adoption of
IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 was adopted effective April 1st, 2013. The new disclosure pursuant to IFRS 12 will be included in the Company’s annual consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. IFRS 13 was adopted prospectively effective April 1st, 2013 in accordance with the transitional rules of IFRS 13. The adoption of IFRS 13 had no significant impact on the Company’s consolidated financial statements other than additional disclosure which has been included in Note 11.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments were adopted effective April 1st, 2013. The new OCI requirements are presented in the Company’s consolidated statement of comprehensive income.

CAE First Quarter Report 2014 | 45

Notes to the Consolidated Interim Financial Statements

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement was adopted effective April 1st, 2013. The amendment of IAS 16 had no impact on the Company’s consolidated financial statements.

The following tables summarize the adjustments to the Company’s consolidated statement of financial position as at April 1, 2012 and March 31, 2013, and its consolidated statements of income, comprehensive income and cash flows for the three months ended
June 30, 2012 as a result of those changes in accounting policies:

Summary reconciliation of financial position

(Unaudited)		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Restated	April 1, 2012	Adjustment	Adjustment	Restated
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalent	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

46 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

Reconciliation of net income

(Unaudited)
three months ended June 30, 2012	As previously	IFRS 11	IAS 19
(amounts in millions, except per share amounts)	reported	Adjustment	Adjustment	Restated
Revenue	$480.1	$(17.9)	$-	$462.2
Cost of sales	321.0	(8.6)	(0.1)	312.3
Gross profit	$159.1	$(9.3)	$0.1	$149.9
Research and development expenses	14.0	(0.1)	-	13.9
Selling, general and administrative expenses	68.4	(1.2)	-	67.2
Other gains – net	(0.1)	(0.7)	-	(0.8)
After tax share in profit of equity accounted investees	-	(5.7)	-	(5.7)
Restructuring, integration and acquisition costs	32.0	-	-	32.0
Operating profit	$44.8	$(1.6)	$0.1	$43.3
Finance income	(1.5)	(0.5)	-	(2.0)
Finance expense	18.4	(1.5)	1.2	18.1
Finance expense – net	$16.9	$(2.0)	$1.2	$16.1
Earnings before income taxes	$27.9	$0.4	$(1.1)	$27.2
Income tax expense	6.2	(0.6)	(0.3)	5.3
Net income	$21.7	$1.0	$(0.8)	$21.9
Attributable to:
Equity holders of the Company	$21.3	$1.0	$(0.8)	$21.5
Non-controlling interests	0.4	-	-	0.4
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.08	$-	$-	$0.08
Weighted average number of
shares outstanding (basic)	258.4	-	-	258.4
Weighted average number of
shares outstanding (diluted)	258.6	-	-	258.6

Summary reconciliation of comprehensive income

(Unaudited)
three months ended June 30, 2012	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Net income	$21.7	$1.0	$(0.8)	$21.9
Foreign currency translation	$0.4	$-	$-	$0.4
Net changes in cash flow hedge	(4.8)	(0.5)	-	(5.3)
Defined benefit plan actuarial losses	(4.4)	-	0.9	(3.5)
Other comprehensive loss	$(8.8)	$(0.5)	$0.9	$(8.4)
Total comprehensive income	$12.9	$0.5	$0.1	$13.5
Attributable to:
Equity holders of the Company	$12.4	$0.5	$0.1	$13.0
Non-controlling interests	0.5	-	-	0.5
	$12.9	$0.5	$0.1	$13.5

Summary reconciliation of statement of cash flows

(Unaudited)
three months ended June 30, 2012	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Cash used in operating activities	$(74.0)	$(8.3)	$-	$(82.3)
Cash used in investing activities	(327.0)	9.6	-	(317.4)
Cash provided by financing activities	373.0	3.4	-	376.4

CAE First Quarter Report 2014 | 47

Notes to the Consolidated Interim Financial Statements

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

(Unaudited)	June 30	March 31
(amounts in millions)	2013	2013
Current trade receivables	$155.9	$144.5
Past due trade receivables
1-30 days	34.4	37.7
31-60 days	16.2	15.5
61-90 days	10.4	14.5
Greater than 90 days	37.0	44.2
Allowance for doubtful accounts	(10.9)	(9.8)
Total trade receivables	$243.0	$246.6
Accrued receivables	81.3	67.7
Receivables from related parties (Note 13)	56.2	49.9
Other receivables	39.3	37.2
Total accounts receivable	$419.8	$401.4

Changes in the allowance for doubtful accounts are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Allowance for doubtful accounts, beginning of period	$(9.8)	$(7.0)
Additions	(1.4)	(2.4)
Amounts charged off	0.1	0.4
Unused amounts reversed	0.5	0.5
Exchange differences	(0.3)	-
Allowance for doubtful accounts, end of period	$(10.9)	$(8.5)

48 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

NOTE 4 – finance EXPENSE – NET

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Finance expense:
Long-term debt (other than finance leases)	$12.8	$10.4
Finance leases	2.3	2.7
Royalty obligations	2.5	2.8
Net employee benefits obligations	1.3	1.2
Financing cost amortization	0.4	0.5
Accretion of other non-current liabilities	0.3	0.2
Other	1.0	1.5
Post interest rate swaps	-	(0.4)
Borrowing costs capitalized (1)	(0.7)	(0.8)
Finance expense	$19.9	$18.1
Finance income:
Interest income on loans and receivables	$(0.4)	$(0.3)
Other	(2.4)	(1.7)
Finance income	$(2.8)	$(2.0)
Finance expense – net	$17.1	$16.1

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.75% for the three months ended June 30, 2013 (2012 – 4.75%).

NOTE 5 – GOVERNMENT ASSISTANCE

Project Falcon and Project New Core Markets

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon and New Core Markets:

(Unaudited)
three months ended June 30
(amounts in millions)	2013
Outstanding contribution receivable, beginning of period	$5.8
Contributions	5.6
Payments received	(6.0)
Outstanding contribution receivable, end of period	$5.4

Aggregate information about programs
The aggregate contributions recognized for all programs are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Contributions credited to capitalized expenditures:
Project Falcon	$1.1	$2.0
Project New Core Markets	0.9	1.0
Contributions credited to income:
Project Falcon	$3.2	$5.6
Project New Core Markets	0.4	0.4
Total contributions:
Project Falcon	$4.3	$7.6
Project New Core Markets	1.3	1.4

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

CAE First Quarter Report 2014 | 49

Notes to the Consolidated Interim Financial Statements

NOTE 6 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

(Unaudited)
three months ended June 30	2013	2012
Weighted average number of common shares outstanding	260,159,389	258,400,595
Effect of dilutive stock options	70,247	206,871
Weighted average number of common shares outstanding for diluted earnings per share calculation	260,229,636	258,607,466

As at June 30, 2013, options to acquire 3,453,060 common shares (2012 – 4,042,043) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

The dividends declared for the first quarter of fiscal 2014 were $13.0 million or $0.05 per share (2013 – $10.3 million or $0.04 per share).

NOTE 7 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Salaries and benefits	$170.0	$164.1
Share-based payments, net of equity swap	5.8	5.4
Pension costs – defined benefit plans(1)	7.9	4.9
Pension costs – defined contribution plans	1.8	1.6
Termination benefits	3.8	27.0
Total employee compensation expense	$189.3	$203.0
(1)Includes net interest on employee benefits obligations (Note 4).

NOTE 8 – other gains – net

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Disposal of property, plant and equipment	$(3.7)	$-
Net foreign exchange differences	1.0	(0.7)
Dividend income	(0.3)	-
Royalty income	(0.1)	(0.1)
Other	(2.1)	-
Other gains – net	$(5.2)	$(0.8)

50 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

NOTE 9 – Restructuring, integration and acquisition costs

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Restructuring costs	$-	$27.0
Integration costs	-	0.1
Acquisition costs	-	4.9
Restructuring, integration and acquisition costs	$-	$32.0

Restructuring costs

Restructuring costs consist mainly of severances and other related costs.

Integration costs

Integration costs represent incremental costs directly related to the integration of OAA in the Company’s ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

NOTE 10 – SUPPLEMENTARY CASH FLOWS and income INFORMATION

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(1.1)	$(56.5)
Contracts in progress: assets	(8.0)	(18.4)
Inventories	(9.4)	(5.5)
Prepayments	(3.3)	(1.7)
Income taxes recoverable	1.6	(5.5)
Derivative financial assets	2.8	2.1
Accounts payable and accrued liabilities	(41.9)	(51.4)
Provisions	(3.7)	15.6
Income taxes payable	1.7	(5.3)
Contracts in progress: liabilities	(2.9)	12.5
Derivative financial liabilities	(4.8)	(6.0)
Changes in non-cash working capital	$(69.0)	$(120.1)

During the quarter, a significant tax recovery of $11.0 million was recorded in income and was due to a favourable decision by the Federal Court of Appeal of Canada rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

NOTE 11 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

CAE First Quarter Report 2014 | 51

Notes to the Consolidated Interim Financial Statements

The following assumptions and valuation methodologies have been used to measure fair value of financial instruments recognized at fair value:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of certain provisions are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities adjusted for the Company’s credit risk;

(iii)   The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for the Company’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iv)   The fair value of the available-for-sale investment which does not have a readily available market value, but for which fair value can be reliably measured, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments recognized at amortized cost for disclosure purposes only:

(i)     The fair value of non-current receivables are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(ii)    The fair value of long-term debt and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities adjusted for the Company’s credit risk.

The carrying values and fair values of financial instruments, by class, are as follows at June 30, 2013:

(Unaudited)
(amounts in millions)
							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$258.9		$-		$-		$-		$258.9	$258.9
Accounts receivable	-		-		401.1	(3)	-		401.1	401.1
Contracts in progress: assets	-		-		276.9		-		276.9	276.9
Derivative financial assets	6.9		-		-		7.4		14.3	14.3
Other assets	23.0	(4)	1.3	(5)	111.4	(6)	-		135.7	148.6
	$288.8		$1.3		$789.4		$7.4		$1,086.9	$1,099.8

					Carrying Value			Fair Value
			Other
	At		Financial
	FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities	$1.1		$460.4	(7)	$-		$461.5	$464.3
Total provisions	3.9		37.5		-		41.4	41.4
Total long-term debt	-		1,161.8	(8)	-		1,161.8	1,245.6
Other non-current liabilities	-		193.4	(9)	-		193.4	197.5
Derivative financial liabilities	7.5		-		23.7		31.2	31.2
	$12.5		$1,853.1		$23.7		$1,889.3	$1,980.0

(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

52 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as  prices) or indirectly (i.e., derived from prices);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents the financial instruments, by class, which are recognized at fair value as at June 30, 2013:

(Unaudited)
(amounts in millions)			2013
	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$258.9	$-	$258.9
Restricted cash	23.0	-	23.0
Forward foreign currency contracts	3.7	-	3.7
Embedded foreign currency derivatives	0.7	-	0.7
Equity swap agreements	2.6	-	2.6
Available-for-sale	-	1.3	1.3
Derivatives designated in a hedge relationship
Forward foreign currency contracts	1.6	-	1.6
Foreign currency swap agreements	5.7	-	5.7
	$296.2	$1.3	$297.5

Financial liabilities
At FVTPL
Forward foreign currency contracts	$6.3	$-	$6.3
Embedded foreign currency derivatives	1.2	-	1.2
Other financial liabilities
Contingent liabilities arising on business combinations	-	3.9	3.9
Derivatives designated in a hedge relationship
Forward foreign currency contracts	18.9	-	18.9
Foreign currency swap agreements	0.3	-	0.3
Interest rate swap agreements	4.5	-	4.5
	$31.2	$3.9	$35.1

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels by re-assessing categorization, based on the lowest level input that is significant to the fair value measurement as a whole, at the end of each period.

CAE First Quarter Report 2014 | 53

Notes to the Consolidated Interim Financial Statements

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended June 30, 2013
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$178.3	$123.5	$301.8	$137.8	$61.0	$198.8	$29.8	$530.4
Depreciation and amortization
Property, plant and equipment	20.5	1.1	21.6	1.7	0.8	2.5	0.7	24.8
Intangible and other assets	4.8	1.8	6.6	2.2	3.3	5.5	2.8	14.9
Impairment and reversal of
impairment of non-financial assets	0.6	-	0.6	-	-	-	-	0.6
Write-downs and reversals of
write-downs of inventories	-	(0.3)	(0.3)	(0.1)	-	(0.1)	-	(0.4)
Write-downs and reversals of
write-downs of accounts receivable	0.1	-	0.1	1.0	-	1.0	(0.2)	0.9
After tax share in profit of equity
accounted investees	1.1	-	1.1	(0.1)	1.9	1.8	-	2.9
Segment operating income	17.5	20.1	37.6	16.5	7.1	23.6	1.6	62.8
(Unaudited)
three months ended June 30, 2012
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$147.9	$90.5	$238.4	$136.9	$60.8	$197.7	$26.1	$462.2
Depreciation and amortization
Property, plant and equipment	17.6	1.0	18.6	1.8	0.8	2.6	0.6	21.8
Intangible and other assets	3.9	0.5	4.4	1.4	2.4	3.8	1.8	10.0
Write-downs and reversals of
write-downs of inventories	-	(0.2)	(0.2)	(0.1)	-	(0.1)	-	(0.3)
Write-downs and reversals of
write-downs of accounts receivable	0.2	0.1	0.3	(0.2)	-	(0.2)	0.4	0.5
After tax share in profit of equity
accounted investees	4.7	-	4.7	0.1	0.9	1.0	-	5.7
Segment operating income	29.5	17.4	46.9	20.2	7.5	27.7	0.7	75.3

54 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

The following table provides a reconciliation between total segment operating income and operating profit:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Total segment operating income	$62.8	$75.3
Restructuring, integration and acquisition costs (Note 9)	-	(32.0)
Operating profit	$62.8	$43.3

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
TS/C	$27.9	$31.1
SP/C	6.7	7.7
SP/M	5.3	7.9
TS/M	5.9	1.2
NCM	3.8	3.5
Total capital expenditures	$49.6	$51.4

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	June 30	March 31
(amounts in millions)	2013	2013
Assets employed
TS/C	$1,748.8	$1,697.6
SP/C	383.1	326.8
SP/M	570.8	579.1
TS/M	330.6	303.6
NCM	256.6	249.4
Assets not included in assets employed	548.0	534.8
Total assets	$3,837.9	$3,691.3
Liabilities employed
TS/C	$227.9	$232.9
SP/C	278.7	270.4
SP/M	226.7	253.0
TS/M	156.5	151.6
NCM	49.0	50.2
Liabilities not included in liabilities employed	1,663.6	1,586.8
Total liabilities	$2,602.4	$2,544.9

CAE First Quarter Report 2014 | 55

Notes to the Consolidated Interim Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Revenue from external customers
Canada	$48.5	$54.1
United States	162.0	155.6
United Kingdom	61.5	40.3
Germany	15.1	17.6
Netherlands	8.2	12.4
Other European countries	78.7	66.6
United Arab Emirates	12.7	17.8
China	57.0	27.6
Other Asian countries	42.2	29.5
Australia	20.1	19.2
Other countries	24.4	21.5
	$530.4	$462.2

(Unaudited)	June 30	March 31
(amounts in millions)	2013	2013
Non-current assets other than financial instruments and deferred tax assets
Canada	$737.1	$600.5
United States	646.0	614.5
South America	126.5	126.1
United Kingdom	300.2	285.8
Spain	44.9	43.4
Germany	16.3	15.4
Belgium	59.0	60.5
Luxembourg	151.4	144.4
Netherlands	104.2	96.8
Other European countries	146.0	146.7
Other Asian countries	49.5	47.7
Other countries	45.9	52.9
	$2,427.0	$2,234.7

56 | CAE First Quarter Report 2014

Notes to the Consolidated Interim Financial Statements

NOTE 13 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures that are attributable to the interest of the other venturers specifically:

(Unaudited)	June 30	March 31
(amounts in millions)	2013	2013
Accounts receivable (Note 3)	$56.2	$49.9
Contracts in progress: assets	44.4	41.3
Other assets	33.2	34.3
Accounts payable and accrued liabilities	16.6	25.3
Contracts in progress: liabilities	11.5	9.3

The following table presents the Company’s transactions with its joint ventures that are attributable to the interest of the other venturers specifically:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Revenue from products and services	$39.4	$27.2
Purchases of products and services, and other	0.8	3.3
Other income transactions	0.9	0.6

Other assets include a finance lease receivable of $17.4 million (March 31, 2013 - $19.0 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $10.7 million (March 31, 2013 - $10.4 million) maturing in September 2016 and December 2017 and carrying respectively an interest rate of LIBOR 6 month plus 1% and 11% per annum and a long-term receivable of $5.1 million (March 31, 2013 – $4.9 million) with no repayment term. There are no provisions held against any of the receivables from related parties as at June 30, 2013 (March 31, 2013 –  nil).

In addition, during the first quarter of fiscal 2014, transactions amounting to $0.6 million (2013 –  $0.9 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(Unaudited)
three months ended June 30
(amounts in millions)	2013	2012
Salaries and other short-term employee benefits	$0.8	$1.6
Post-employment benefits	0.7	0.3
Termination benefits	2.4	-
Share-based payments	1.7	0.7
	$5.6	$2.6